Keegan Continues to Encounter Significant Gold Intercepts at Its Esaase
Gold Project and Provides Development Update

Vancouver, British Columbia, February 22, 2012: Keegan Resources Inc (TSX and NYSE AMEX:KGN - “Keegan” or the “Company") is pleased to announce the latest assay results from its drilling programs at its Esaase Project in southwest Ghana. This drill program has focused on step out drilling in four areas, as follows:

•

in the E Zone , an area not included in the current resource estimate;

•

in B Zone, an area included in the current resource estimate as inferred resources based on relatively wide spaced drill holes;

•

in the south extension of the Main Zone, and

•

in a newly discovered zone on the Dawohodo concession.

All areas have returned substantial and significant gold values with highlights as follows:

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E Zone - 6 metres of 14.9 g/t gold in hole DD 313 and 9 metres of 7.75 g/t gold in hole DD 311.

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B zone - 12 metres of 2.74 g/t gold in hole DD 304 and 17 metres of 1.15 g/t gold in hole RC 305.

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South extension of the Main Zone - 36 metres of 0.74 g/t gold in hole RC 317.

•

Dawohodo - 7 metres of 2.49 g/t gold in hole RC 323.

Keegan is currently designing drill programs to further test for additional extensions to the known mineralization. Refer to the table below and a collar location map on the Company’s website at www.keeganresources.com for further details.

Esaase Definitive Feasibility Study Update

The Esaase Definitive Feasibility Study ("DFS") is well underway and a number of efforts have been initiated in order to assess opportunities for improved project economics post the release of the Pre-Feasibility Study ("PFS"). The Company plans to fully investigate these opportunities and as such, the completion of the DFS is now expected to be in the fourth quarter of 2012.

CEO Shawn Wallace states, "The Esaase mineralized system continues to demonstrate its strength by delivering encouraging results in zones outside of the current resource. We plan to continue unlocking additional value in the Esaase Project by actively and aggressively exploring our growing land position. As well, we are committed to improving the economics of the project by investigating opportunities to reduce capital and operating costs as well as investigating other enhancements to the PFS that was released last September."

On Behalf of the Board of Directors,

Shawn Wallace

Chief Executive Officer

E Zone Drill Results

Hole ID	From (metres)	To (metres)	Width (metres)	Gold (g/t)
DD 311	187	196	9	7.75
including	189	189.8	0.8	77.7
DD 313	28	34	6	14.9
including	30	31	1	81.2

B Zone Drill Results

Hole ID	From (metres)	To (metres)	Width (metres)	Gold (g/t)
RC 305	96	112	16	0.69
RC 305	122	139	17	1.15
DD 304	169	181	12	2.74
including	176	177	1	21.8
DD 306	115	122	7	0.91
DD 307	96	110	14	1.17

South Extension of Main Zone Drill Results

Hole ID	From (metres)	To (metres)	Width (metres)	Gold (g/t)
RC 316	88	118	30	0.65
RC 317	3	39	36	0.74
DD 319	168	186	18	0.62

Dawohodo Drill Results

Hole ID	From (metres)	To (metres)	Width (metres)	Gold (g/t)
RC 323	78	85	7	2.49
including	78	79	1	15.75
RC 324	10	16	6	1.21

KEEGAN RESOURCES INC.

ON THE ROAD TO PRODUCTION

ESAASE PROJECT: EXPLORATION DRILL RESULTS, FEBRUARY, 2012

0
1,000
metres
Scale: 1:22.860
N
W
E
S
ESAASE
B Zone
DD 307
RC 305
DD 304
DD 306
E Zone
DD 311
DD 313
South Main Zone
RC 317
RC 316
Dawohodo Zone
RC 324
RC 323
LEGEND
Cumulative Grade-thickness in width (m) times grade (g/t) using intercepts + 0.5 g/t, + 5m
25 to 200
10 to 25
5 to 10
no significant intercepts
43 - 101 Resource Area
Mineralized Faults (based on geophysics, soil anomalies and drilling
Keegan's Esaase Project
Alluvial Workings

www.keeganresources.com

Click on map to enlarge

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold Project (3.64 million ounce measured and indicated and 1.55 million ounces inferred resource averaging 1.1 grams per tonne gold at a cutoff grade of 0.4 grams per tonne for a total inferred and indicated resource of 5.19 Moz ) located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE AMEX under the symbol KGN.

More information about Keegan is available at www.keeganresources.com.

Qualified Person and QA/QC

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site and all cores is drilled at HQ diameter and sawed into equal halves on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were mostly calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than eight consecutive samples (eight meters) of less than 0.2 g/t Au. Mineralization in the main zone strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. Intercepts are calculated using a 0.5 g/t lower cutoff over at least 5 meters. The intercepts reported in this release were only those with grade-widths above a value of 8 (g/t gold multiplied by metres of intercept).

The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent NI 43-101 technical report on www.sedar.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward -looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.